INVEST IN **CROWNHUNT**

Modernizing the textured hair industry



LEAD INVESTOR



Elliott Johnson

I'm investing in CrownHunt because as a Socio-Entrepreneur Activist/Work Place Missionary I support start up business that embrace innovation over tradition. I've had the blessed opportunity to have worked with Ryan and Stephanie at Gloo.us. They were turn key thought leaders on Data Analytics as it related to platform technology. They share a Divine passion for innovation and change. This shared passion will help drive the company forward as they scale. I'm most impressed by their energy and synergy for organic growth and high engagement rates.

Invested $15,000 this round

crownhunt.io Denver CO

Technology | Beauty | Minority Owned | Platform | Women Founders

Highlights

1. 💁🏾 2300 hair entrepreneurs have joined since we launched in 2021
2. 💪 Partnered with educators with work seen on Essence, Glamour, Bronner Bros, Salon Today 200 & More
3. 💸 $112,000 raised with institutional investors to date
4. 🌊Selected for OCEAN Accelerator
5. 💪🏾 Co-Founders with combined 20 years platform tech experience

5. 💪🏾 Co-Founders with combined 20 years platform tech experience

6. 🚀 Fills huge gap in cosmetology school market: textured hair education
7. 🙌🏾 Empowers BIPOC hair industry entrepreneurs

Our Team



Stephanie Laflora CEO

10+ years of experience as a business & brand strategist for enterprise, media, finance, tech, retail &



10+ years of experience as a business & brand strategist for enterprise, media, finance, tech, retail & social services organizations. Closed over $4 million in funding for minority owned small business'.

"I started Crownhunt initially from my experience as a client. After moving for work I was rejected from several salons in my new town because no one was trained to style my 4c textured hair. In a few short months after launching Crownhunt in 2021 we quickly grew to a community of over 1500 hair entrepreneurs." - Stephanie LaFlora



Ryan Holdeman COO

Guided organizations in innovating their business models in mental health treatment, financial services, African-American Churches and others to leverage digital and develop new products from ideation to in-market prototyping and testing.

Why Crownhunt?


TEXTURED HAIR
IS NOT NICHE.

65% of the population, that's over 200 million people, have textured hair. This is a huge opportunity.


TEXTURED HAIR
straight
wavy
curly
very curly
kinky
coily

In the past, this population has straightened their hair to fit in, but that's rapidly changing...

- Consumers are **rejecting harsh chemicals** used for straightening hair
- The global culture has shifted towards **embracing natural** bodies and hair textures as beautiful and professional
- New legislation has been passed across the US to remove discrimination in schools and the workplace against textured hair with **the CROWN Act**

- The Louisiana Board of Cosmetology is **requiring textured hair skill** for licensure starting in June of 2022.
- The number of folks with textured hair in the US is **increasing.** The BIPOC population has increased 42% from the Boomer to the millennial generation.
- Textured hair customers spend 77% more than straight hair customers on products.


THE HAIR INDUSTRY COMMANDS
$62 BILLION IN THE US MARKET ANNUALLY
Products
21.3%
Education
3.3%
Services
75.4%
*Data from Statista & IBIS World
FOR THE TEXTURED HAIR MARKET - THAT'S NEARLY $40 BILLION IN THE US ALONE, WITH MASSIVE GROWTH POTENTIAL POST 2022

There are not enough resources to meet the growing demand for textured hair products and services. This is an untapped and fragmented market.

- Cosmetology schools offer **little to no training** on textured hair
- While there are products for textured hair, it's **difficult for consumers to find the right products** for their specific texture and a huge portion of the products available are not in retail stores.
- **Very little technology** has been introduced to allow for a better consumer experience or create efficiency in this industry bringing in over $61 Billion dollars each year.

crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and shop relevant education, products, services and tools.

We've anchored our start in education. This allows us to fill the huge education gap in the industry and provide great value right away to both stylists and educators as we scale the marketplace.

The market is evolving rapidly and new opportunities

for revenue are emerging all the time. Here's how we plan to achieve revenue in 2022:

- A la carte textured hair class sales (tested and proven in 2021)
- Crownhunt class subscription sales (new)
- Natural hair curriculum license for cosmetology schools (new)

In 2021, we soft launched a beta product and achieved product market fit.


Home
CROWNHUNT IN ACTION.
Watch later
Share
Styling Celebrities.
5 Tips for Styling Hair for Photo Shoots
10 Secrets I Learned Doing Celebrity Hair
Watch on YouTube

We launched a free subscription for stylists to access discounted textured hair education taught by top tier educators in April 2021.

Educators are looking for this solution, which is why we've been able to partner with educators whose work has been seen on:

GLAMOUR | BRONNER BROS. | Disney+

SESAME STREET | AMERICAN SALON | salon today 200


The Results
Our Beta Test Achieved Product in Just a Few Months
Over 1500 Stylist Members
Monthly growth rate of 20%
3% freemium members upsold on a la carte class purchases
50/50 revenue split with educators
"I couldn't find this education anywhere. I was glad there was something available that I could log in and take at my own pace" - Brandy, Crownhunt member

What sets Crownhunt apart from the competition

What sets Growhaut apart from the competition

- We understand that **texture matters**
- We use **data and technology to recommend** the right products and services
- We **partner with organizations** to create efficiency in their business.
- Our founding team has **experience building platform**



While there are several business' in the beauty tech space solving portions of the problem we've identified (hair education subscription, find a stylist, appointment booking, hair business operational software), we are focused on the textured hair market and using data to recommend the right products and services.
We see our "competitors" less as competition and more as partners who will use our platform to create efficiency in their business.

How we got to where we are today

We've been intentionally lean in our process. We prioritized validating in market before building out robust tech. Now, we're ready to invest in tech and a larger library of courses.

Your investment will allow us to grow our library of courses, partner with more educators, build a beta subscription model and begin to partner with cosmetology schools to diversify their offerings.



TIMELINE.
FALL
Host focus groups and explore problems within the industry.
WINTER
Build Beta product to test our solution in market
FALL
1500+ freemium members, 3% sales conversion
2020
2021
2022
WINTER
Determine initial problem we are solving: textured hair education.
SPRING
Launch Beta product
Grow to 20,000 freemium members, Grow course library
Test subscription model
Close Cosmetology school natural hair care license

Future Growth

Our initial growth is based on education. We plan to bring in revenue from three key categories that grow over time and allow for new opportunities: a la carte class sales, subscription sales and cosmetology school licenses. The market is also evolving rapidly and new opportunities for revenue are emerging all the time. **We plan to expand beyond education into products, services and tools over time - these projections are not included in the chart below.**


ANNUAL REVENUE GROWTH PROJECTION*
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2022
2023
2024
2025
Class Sales
Subscription Sales
Cosmetology School Licenses

*This chart includes forward-looking projections that are not guaranteed.

If you're looking to invest in a scalable solution that also drives positive change, you're in the right place.

We believe that the cumulative impact of the hair industry being uplifted , especially in the Black community, will transform lives, families and communities.

Our mission is to create **new economic opportunities** for hair entrepreneurs, **empower BIPOC innovators** in the hair industry and **make it easier for people with textured hair** to find relevant products and services.